TIOMIN RESOURCES INC.

82-3430

SUPPL

06012461

RECEIVED
2006 APR 12 A 11:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tiomin Announces Financing Arrangements of US$120 M for Kwale Project

Toronto, Canada. April 4, 2006. Tiomin Resources Inc. (TSX: TIO) is pleased to announce the signing of a mandate letter with a syndicate of three financial institutions (the "Underwriters" or "Mandated Lead Arrangers") to arrange and underwrite a 8-year senior secured term loan of US$120 million for the construction of the Kwale titanium mineral sands project in Kenya (the "Project"). The underwriting commitments provided are subject to finalization of due diligence and final internal approval of each of the Mandated Lead Arrangers.

The three underwriters are Standard Chartered Bank, West LB AG and Caterpillar Finance SARL. In addition, the African Development Bank (the "Uncommitted Mandated Lead Arranger") may participate with the Underwriters as a Mandated Lead Arranger, upon full credit committee approval, for a 9-year senior secured term loan of US$40 million thereby reducing the other Underwriters' commitments to US$80 million and ensuring that the total senior secured debt size remains at US$120 million.

The capital costs estimated for the Project are approximately US$176 million, including working capital and contingencies but excluding capitalized financing costs. The remaining funding requirement is likely to be met through a combination of equity and subordinated debt.

The appointment of the Mandated Lead Arrangers and the Uncommitted Mandated Lead Arranger follows the completion of the Independent Review by SRK Consulting (UK) Ltd. on October 17, 2005 which confirmed the technical and economic viability and progress of the Kwale project. This has enabled Barclays Capital to proceed in structuring the senior debt portion of the Project. Based on the current capital cost estimate, the Project has the potential to be one of the lowest cost titanium mining operations in the world, generating operating cash flow of over US$35 million annually for the first six years of operation.

Tiomin is expected to award the engineering, procurement and construction management (EPCM) contract in April and proceed with construction activities upon the closing of the loan facilities.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227, Bruce Ramsden, Chief Financial Officer, ext. 232 or Laurie Gaborit, Investor Relations, ext. 222. Visit the Company's website at www.tiomin.com.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of rutile, zircon, ilmenite, estimated future production, estimated costs of future production, the Company's sales policy and permitting lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of rutile, zircon and ilmenite, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.

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